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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON OCTOBER 10, 2000 :


Who must approve the NorthPoint-Verizon merger?

Like any other major merger in the telecommunications arena, the NorthPoint-Verizon merger requires the approval of a number of regulatory agencies: the Department of Justice (DOJ), Federal Communications Commission (FCC) and many of the states where the companies do business.

The United States Department of Justice reviews mergers for compliance with the nation's antitrust laws. The triggering event in a merger review is the proposed acquisition of a significant stake in a company by another entity and the filing of an appropriate notice under the Hart-Scott-Rodino Act (HSR). That HSR filing triggers a review of the proposed transaction by the DOJ, including a review of the relevant market conditions, the state of competition and the competitive benefits and efficiencies of the merger.

The Federal Communications Commission is the administrative agency charged with setting and enforcing rules governing common carriers, as well as cable, wireless, broadcast and radio. The FCC reviews "license transfers" to assure that they are consistent with the public interest. NorthPoint filed its petition for a license transfer in August, and the FCC issued a public notice inviting comments on the petition.

The Securities and Exchange Commission (SEC) has jurisdiction over all offers and sales of securities. Since the new NorthPoint will be issuing shares to all existing NorthPoint stockholders at the closing, we must register the shares of the new NorthPoint with the SEC and get its clearance to issue those shares at closing.

NorthPoint also must obtain the approval of its stockholders of the merger. In order to do this, NorthPoint must hold a special stockholders meeting. The SEC requires NorthPoint to send to each stockholder a proxy statement in advance of the stockholders meeting. The SEC must approve this proxy statement prior to NorthPoint being able to mail it to the stockholders and hold the meeting.
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In addition, state regulatory agencies often must approve proposed mergers in the telecommunications arena. Each state has a unique process that requires active management and cooperation.

There are many regulatory milestones along the path to a successful merger. Here's the sequence of events:


Major milestones along the merger path

Planning the filings
--------------------

The FCC is the U.S. government agency that regulates interstate and international communications. The Department of Justice is the U.S. government agency charged with reviewing the competitive effects of proposed mergers through a process known as a Hart-Scott-Rodino (HSR) Act application.

Filing applications
-------------------

The next step involves filing applications with the FCC, DOJ and the states formally seeking approval of the merger. We have already made the necessary filings with the FCC, DOJ and the states.

Public comment period
---------------------

The FCC sets a date after which anyone has 30 days to file comments on the merger's impact on the public interest. The public comment period ended on October 2, 2000. The FCC is now reviewing the comments the FCC received from third parties.

S-4/proxy statement
-------------------

The merging companies file an S-4/proxy statement with the SEC, which SEC examiners then review and comment on. After responding to comments and obtaining SEC clearance, the proxy statement is mailed to stockholders approximately one month before the scheduled stockholders meeting. The stockholders will vote on whether to approve the merger at the stockholders meeting.

Approvals
---------

The way is now clear for approvals, which must be obtained from company stockholders, the FCC, the DOJ and those states requiring approval.



If you have questions about the regulatory process, contact the following individuals in NorthPoint's Legal department:
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Regulatory - Michael Olsen, 365-6013
Securities and Exchange Commission - Kevin Cameron, 659-6577